Exhibit 12.01
COMPUTATION OF RATIOS
March 31, 2015
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Three Months Ended March 31, 2015	Twelve Months Ended March 31, 2015	Years ended December 31,
Dollars in Millions			2014	2013	2012	2011	2010
Fixed Charges as defined:
Interest on debt	$79.5	$319.8	$318.2	$305.9	$301.3	$287.0	$270.4
Amortization of debt premium, discount and expense (net)	1.3	9.6	9.7	5.3	4.9	4.8	5.1
Interest component on rentals	0.8	4.0	4.1	4.9	4.9	5.2	4.6
Preference security dividend requirement of consolidated subsidiary	-	-	-	-	-	-	0.0
Total Fixed Charges (A)	$81.6	$333.4	$332.0	$316.1	$311.1	$297.0	$280.1
Earnings as defined:
Pretax income from continuing operations	$627.4	$1,136.8	$786.0	$693.8	$601.6	$555.6	$535.4
Total fixed charges above	81.6	333.4	332.0	316.1	311.1	297.0	280.1
Pretax equity in (earnings) losses of investees	-	(0.3)	(1.4)	(3.2)	(3.3)	(2.9)	(1.1)
Cash distributions from equity investees	1.0	4.5	7.4	9.6	3.3	3.6	4.8
Preference security dividend requirement from above	-	-	-	-	-	-	0.0
Total Earnings (B)	$710.0	$1,474.4	$1,124.0	$1016.3	$912.7	$853.3	$819.2
Ratio of Earnings to Fixed Charges (B/A)	8.70	4.42	3.39	3.22	2.93	2.87	2.92

SCE&G:	Three Months Ended March 31, 2015	Twelve Months Ended March 31, 2015	Years ended December 31,
Dollars in Millions			2014	2013	2012	2011	2010
Fixed Charges as defined:
Interest on debt	$61.3	$241.0	$237.6	$226.4	$217.4	$207.8	$192.4
Amortization of debt premium, discount and expense (net)	1.1	4.4	4.4	4.2	3.9	3.9	4.0
Interest component on rentals	1.0	4.1	4.0	4.5	3.2	3.6	3.1
Total Fixed Charges (A)	$63.4	$249.5	$246.0	$235.1	$224.5	$215.3	$199.5
Earnings as defined:
Pretax income from continuing operations	$184.2	$675.2	$676.0	$579.7	$509.5	$456.5	$433.6
Total fixed charges above	63.4	249.5	246.0	235.1	224.5	215.3	199.5
Pretax equity in (earnings) losses of investees	1.7	6.3	5.3	3.5	3.8	2.3	2.1
Total Earnings (B)	$249.3	$931.0	$927.3	$818.3	$737.8	$674.1	$635.2
Ratio of Earnings to Fixed Charges (B/A)	3.93	3.73	3.77	3.48	3.29	3.13	3.18